Exhibit 21.1

SUBSIDIARIES OF REGISTRANT KAYA HOLDINGS, INC. (“KAYS”)

Name Jurisdiction of Formation Percentage Ownership

Marijuana Holdings, Inc. (“MJAI”) Florida 65% owned by KAYS

MJAI Oregon 1, LLC Oregon 99% owned by MJAI

34225 Kowitz Road, LLC Oregon 100% owned by KAYS

Kaya Brands International, Inc. (“KBI”) Florida 65% owned by KAYS

Kaya Farms Greece, S.A. (“KFG”) Greece 70% owned by KBI

Greekkaya Greece 50% owned by KFG

Greekkannabis, S.A. Greece 50% owned by KFG

Kaya Shalvah Israel 70% owned by KBI

Fifth Dimension Therapeutics, Inc. Florida 51% owned by KAYS

FDT Oregon 1, LLC Oregon 49% owned by FDT(1)

(1)	FDT has an irrevocable option, exercisable commencing January 1, 2025, to acquire the remaining 51% ownership in FDT1 for nominal consideration.